Mail Stop 4561

February 26, 2007

Alfred R. Camner
Chairman of the Board and Chief Executive Officer
BankUnited Financial Corporation
255 Alhambra Circle
Coral Gables, Florida 33134

  Re: **BankUnited Financial Corporation**
    Form 10-K for the Fiscal Year Ended September 30, 2006
    File No. 001-13921

Dear Mr. Camner:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

           Sincerely,

           Paul Cline
           Senior Accountant